SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 6

TO

SCHEDULE TO

(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAVANT INC.
(Name of Subject Company (Issuer))

AMGIS ACQUISITION CO.
DENDRITE INTERNATIONAL, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

87157A105
(CUSIP Number)

Christine A. Pellizzari, Esq.
General Counsel
Dendrite International, Inc.
1200 Mt. Kemble Avenue
Morristown, New Jersey  07960-6797
(973) 425-1200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ronald H. Janis, Esq.
Pitney, Hardin, Kipp & Szuch, LLP
P.O. Box 1945
Morristown, New Jersey   07960
(973) 966-6300

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$51,733,222.30	$4,185.22***

*	For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of SYNAVANT Inc. (15,242,578 shares at March 31, 2003) at a purchase price of $3.22 in cash per share and (ii) the payment of cash in the amount of $3.22 in respect of each outstanding option and restricted stock unit to purchase shares of Common Stock with a per share exercise price or strike price that is less than $3.22 (1,842,381 shares at March 31, 2003) less the aggregate exercise price for all such options of $3,280,345.68.

**	The amount of the filing fee calculated in accordance with Rule 0-11 Of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the transaction value.

***	Previously paid in connection with the Offerors’ Schedule TO filed with the Securities and Exchange Commission on May 16, 2003 and Amendment No. 1 to the Offerors’ Schedule TO filed on May 21, 2003.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

        This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2003, as amended by Amendment No. 1 filed on May 21, 2003, Amendment No. 2 filed on May 23, 2003, Amendment No. 3 filed on May 28, 2003, Amendment No. 4 filed on June 3, 2003, and Amendment No. 5 filed on June 13, 2003 (as amended, the “Schedule TO”), relating to the offer by Amgis Acquisition Co., a Delaware corporation and a wholly–owned subsidiary of Dendrite International, Inc. (the “Purchaser”), a New Jersey corporation (“Dendrite”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of SYNAVANT Inc., a Delaware corporation (the “Company”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), subject to the conditions described in the Offer to Purchase, dated May 16, 2003, as supplemented May 20, 2003 (as amended or supplemented from time to time, the “Offer to Purchase”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(M), respectively, and in the related Letter of Transmittal, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(B). This Amendment No. 6 to the Schedule TO is being filed on behalf of the Purchaser and Dendrite. Any capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO, as applicable.

        The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 6 to the Schedule TO by reference to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.     ADDITIONAL INFORMATION.

        On June 16, 2003, Dendrite issued a press release announcing the results of the tender offer. The full text of the press release is attached as exhibit (a)(1)(R).

ITEM 12.      MATERIALS TO BE FILED AS EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following.

(a)(1)(R)	Press Release issued by Dendrite, dated June 16, 2003.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: June 16, 2003

Dendrite International, Inc. By: /S/ CHRISTINE A. PELLIZZARI —————————————— Name: Christine A. Pellizzari Title: Vice President, General Counsel & Secretary

Amgis Acquisition Co. By: /S/ CHRISTINE A. PELLIZZARI —————————————— Name: Christine A. Pellizzari Title: President

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Exhibit No.	Document

(a)(1)(A)	Offer to Purchase dated May 16, 2003.*

(a)(1)(B)	Letter of Transmittal (amended as of May 20, 2003).*

(a)(1)(C)	Notice of Guaranteed Delivery (amended as of May 20, 2003).*

(a)(1)(D)	Guidelines for Substitute Form W-9.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (amended as of May 20, 2003).*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees (amended as of May 20, 2003).*

(a)(1)(G)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2003.*

(a)(1)(H)	Press Release issued by Dendrite dated April 21, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated April 21, 2003).*

(a)(1)(I)	Press Release issued by Dendrite dated May 9, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 9, 2003).*

(a)(1)(J)	Press Release issued by Dendrite dated May 15, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 16, 2003).*

(a)(1)(K)	Press Release issued by Dendrite dated May 18, 2003 (incorporated herein by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 19, 2003).*

(a)(1)(L)	Secured Promissory Note dated May 16, 2003 by and between Dendrite and the Company (incorporated by reference to Exhibit 99.2 to Dendrite’s Current Report on Form 8-K dated May 20, 2003).*

(a)(1)(M)	Supplement to Offer to Purchase dated May 20, 2003.*

(a)(1)(N)	Press Release issued by Dendrite, dated May 22, 2003.*

(a)(1)(O)	Memorandum issued by Dendrite to Company employees, dated May 28, 2003.*

(a)(1)(P)	Letter issued by the Depositary to certain Company shareholders, dated June 3, 2003.*

(a)(1)(Q)	Press Release issued by Dendrite, dated June 13, 2003.*

(a)(1)(R)	Press Release issued by Dendrite, dated June 16, 2003.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 9, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 12, 2003).*

(d)(2)	Confidentiality Agreement dated August 14, 2002 between the Company and Dendrite.*

(d)(3)	Letter Agreement dated May 9, 2003, by and among Dendrite, IMS Health Incorporated, and the Company.*

(d)(4)	Amendment No. 2 to the Rights Agreement, dated May 9, 2003, by and between the Company and Equiserve Trust Company, N.A. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated May 12, 2003).*

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated May 16, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite’s Current Report on Form 8-K dated May 20, 2003).*

(g)	Not applicable.

(h)	Not applicable.

* Previously Filed 5

Exhibit (a)(1)(R)

Press Release

FOR IMMEDIATE RELEASE

Dendrite Completes Tender Offer For Synavant

MORRISTOWN, N.J., Jun 16, 2003 (BUSINESS WIRE) — Dendrite International, Inc. (DRTE) today announced the successful completion of its cash tender offer for all outstanding common stock of SYNAVANT Inc. (SNVT). The offer expired as scheduled at 11:59 p.m. New York City time on Friday, June 13, 2003.

Based on preliminary information, more than 92 percent of the outstanding common stock of SYNAVANT was validly tendered and not withdrawn prior to the expiration of the offer. All such shares have been accepted for purchase by Dendrite’s Amgis Acquisition Co. subsidiary in accordance with the terms of the offer.
Pursuant to the merger agreement among the parties, Dendrite and SYNAVANT intend to consummate a second-step merger in which SYNAVANT will become a wholly owned subsidiary of Dendrite. Each share of SYNAVANT common stock not validly tendered in the offer will, subject to appraisal rights, be converted into the right to receive $3.22 in cash, without interest, in the merger. In accordance with applicable law, the merger will be completed without a vote of SYNAVANT’s shareholders due to the amount of shares acquired during the offer. It is anticipated that the merger will occur as promptly as practicable.

About Dendrite
Dendrite develops and delivers solutions that increase the productivity of sales, marketing, and clinical processes for pharmaceutical and other life science clients. For more information, visit www.dendrite.com.

Investor Relations Marilyn Kolek 908/541-5903 marilyn.kolek@dendrite.com

Note: Dendrite is a registered trademark of Dendrite International, Inc.

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as “expect,” “believe,” “may,” “will,” “intend,” “plan,” and similar statements or variations. All “outlook” information constitutes forward-looking statements. Such forward-looking statements are based on our current expectations, estimates, assumptions and projections and involve certain significant risks and uncertainties, including those which may result from our dependence on the pharmaceutical industry; dependence on major customers; economic pressures and legislative and regulatory impact on our customers; fluctuations in quarterly revenues due to lengthy sales and implementation cycles for our products; our fixed expenses in relation to fluctuating revenues; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; international operations; acquisitions; our ability to attract and retain key personnel; the protection of our proprietary technology; our ability to compete in the Internet-related products and services market; the continued demand for Internet-related products and services; the ability of our third party vendors to respond to technological change; our ability to maintain our relationships with third-party vendors; results from strategic relationships; risks associated with events that may affect the world economy, including terrorism, military action in the Middle East or threat of other hostilities in the Middle East, Asia and other geographical regions; catastrophic events which could negatively affect our information technology infrastructure; difficulties disposing of certain of our facilities; and unexpected changes in accounting regulations, standards or interpretations. Other important factors that should be considered are included in the Company’s 10-K, 10-Qs, and other reports filed with the SEC. Actual results may differ materially. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or other changes affecting such forward-looking statements.

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